UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3
                      QUARTERLY REPORT PURSUANT TO RULE 58
                For the Quarterly Period Ending December 31, 1997

                           Registered Holding Company:

                            National Fuel Gas Company
                           (A New Jersey Corporation)
                               10 Lafayette Square
                             Buffalo, New York 14203

                           ITEM 1 - ORGANIZATION CHART

Name of Reporting Co.       Energy or Gas  Date of       State of      Percentage of           Nature of  Business
                            Related        Organization  Organization  Voting Securities
                                                                       Held

National Fuel Gas Company   Holding        1902          New Jersey    Holds all voting        The Company  is an integrated
                                                                       securities of National  natural gas operation engaged in
                                                                       Fuel Resources, Inc.    owning and  holding securities
                                                                       and the reporting       issued by its subsidiaries.
                                                                       companies except as
                                                                       indicated below.

National Fuel Resources,    Holding        1991          New York      Holds all voting        Gas marketing.
Inc.  (New)                                                            securities of Gateway
                                                                       Energy, Inc.

Seneca Independence         Gas            1996          Delaware      100%                    Construct and operate
Pipeline Company                                                                               interstate natural gas
                                                                                               transportation facilities.

Niagara Independence        Gas            1997          Delaware      100%                    Holds the 25% general
Marketing Company                                                                              partnership interest in
                                                                                               DirectLink indicated below.

DirectLink Gas Marketing    Gas            1997          Delaware      25%                     Gas marketing
Company

Niagara Energy              Gas            1997          New York      100%                    Gas marketing.
Trading Inc.

Gateway Energy, Inc. (new)  Gas            1995          New York      100%                    Gas marketing.

      NARRATIVE DESCRIPTION:

      National Fuel Gas Company and National Fuel Resources, Inc. are not "reporting companies" but are included in this Item 1 because they hold directly or indirectly voting securities issued by reporting companies as indicated above. During the quarter ended December 31, 1997, the reporting companies engaged in the following activities:

      Seneca Independence Pipeline Company ("SIP") exercised its option to increase its future general partnership interest in Independence Pipeline Company ("Independence"), upon receipt of approval by the SEC under the PUHCA (see Form U-1 filed 10/6/97, File 70-9117) to 33.33%. SIP also borrowed $3,500 from National Fuel Gas Company to set up an escrow account required by the Partnership Interest Purchase Agreement, and set up that escrow account.

      Niagara Independence Marketing Company participated in the management of DirectLink Gas Marketing Company ("DirectLink"). No capital contributions were requested by DirectLink this quarter. DirectLink did not engage in any transactions this quarter.

      Gateway Energy, Inc. was acquired by National Fuel Resources, Inc. on December 1, 1997. During the month of December, Gateway engaged in various gas marketing transactions, from time to time. Niagara Energy Trading Inc. ("NET") engaged in gas marketing transactions this quarter.


            ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company         Type of   Principal Amount    Issue or  Cost of  Person to      Collateral  Consideration
Issuing         Security  of Security         Renewal   Capital  Whom Security  Given With  Received for
Stock           Issued                                           Was Issued     Security    Each Security


Seneca          Note      $3,500              Issue     N/A      National       N/A         $3,500
Independence                                                     Fuel  Gas
Pipeline                                                         Company
Company

DirectLink Gas  no transactions this quarter
Marketing
Company

Niagara         no transactions this quarter
Independence
Marketing
Company

Niagara         Note      $800,000            Issue     N/A      National       N/A         $800,000
Energy                                                           Fuel Gas
Trading                                                          Company
Inc.

Gateway         Capital   100 Shares          *         N/A      National       N/A         $1,400
Energy,         Stock                                            Fuel
Inc.                                                             Resources, Inc.



* On 12/1/97, National Fuel Resources, Inc. acquired all of the outstanding shares from the existing shareholders.


                         ITEM 3 - ASSOCIATE TRANSACTIONS

 PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co.  Associate Co.  Types of  Direct   Indirect  Cost of  Total Amount Billed
Rendering      Receiving      Services  Costs    Costs     Capital
Services       Services       Rendered  Charged  Charged




NONE








 PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Associate Co.    Reporting Co.  Types of     Direct   Indirect  Cost of  Total Amount Billed
Rendering        Receiving      Services     Costs    Costs     Capital
Services         Services       Rendered     Charged  Charged

National Fuel    Seneca         Managerial,  -0-      -0-       -0-      -0-
Gas Supply       Independence   financial,
Corporation      Pipeline       legal, and
                 Company        other similar
                                services

National Fuel    Gateway        Managerial,  -0-      -0-       -0-      -0-
Resources, Inc.  Energy, Inc.   financial,
                                and other
                                similar
                                services.


                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investment in Energy Related/Gas Related Companies:

NOTE: All the Reporting Companies are gas-related companies; none are energy-related companies.

Investments in Gas-Related Companies:

        Total Current Aggregate Investment:
              Pipeline activities                      $    4,500
              Marketing activities                        942,000
                                                       ----------
                   Total Current Aggregate Investment:             $946,500


                           ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-  Other Investment in last  Other Investment in This  Reason For Difference
Related Business       U-9C-3 Report             U-9C-3 Report             in Other Investment



NONE


                    ITEM 6- FINANCIAL STATEMENTS AND EXHIBITS

A.  FINANCIAL STATEMENTS:

    1. Balance Sheet for Seneca Independence Pipeline Company      - Attached
    2. Income Statement for Seneca Independence Pipeline company   - Attached
    3. Balance Sheet for Niagara Independence Marketing Company    - Attached
    4. Balance Sheet for Niagara Energy Trading Inc.               - Attached
    5. Income Satement for Niagara Energy Trading Inc.             - Attached
    6. Balance Sheet for Gateway Energy, Inc.                      - Attached
    7. Income Statement for Gateway Energy, Inc.                   - Attached

NOTE: DirectLink Gas Marketing Company had no assets, liabilities or transactions at December 31, 1997. Niagara Independence Marketing Company had no transactions this quarter.

B.  EXHIBITS:  NONE


SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned. Please direct inquiries concerning this report to the undersigned at (716) 857-7702

Dated:  March 3, 1998

                                     NATIONAL FUEL GAS COMPANY



                                     By:  /s/ James R. Peterson
                                        ---------------------------------------
                                        James R. Peterson
                                        Assistant Secretary